UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 15, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ProNAi Therapeutics, Inc.

File No. 333-204921 – CF #32405
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ProNAi Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 12, 2015.

Based on representations by ProNAi Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.11	through April 27, 2018
Exhibit 10.12	through April 27, 2018
Exhibit 10.13	through April 27, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary